Marlin Equity Partners Enters into Agreement to Acquire

Telecom Expense Management Leader Tangoe, Inc.

Tangoe to be combined with Asentinel to create a market leader

LOS ANGELES, Calif., ORANGE, Conn. and MEMPHIS, Tenn. April 28, 2017 – Marlin Equity Partners (“Marlin”), a global investment firm, announced today that it has entered into a definitive agreement to acquire all outstanding shares of Tangoe, Inc. (OTCPK: TNGO) (“Tangoe”) for $6.50 per share in cash. Tangoe is a global leader in telecom expense management (“TEM”) solutions that enable enterprises to manage and optimize spend across multiple IT categories by providing visibility into the complex processes associated with their assets and expenses.

“After careful consideration and deliberation, our Board of Directors concluded that the sale of Tangoe to Marlin was in the best interest of Tangoe and its shareholders,” said Jerry Kokos, Executive Chairman of Tangoe. “Given its deep bench of operational resources and excellent track record of acquiring and growing businesses in the TEM market, Marlin is an ideal partner for Tangoe. This transaction provides the opportunity for immediate and substantial value to Tangoe shareholders, while also allowing Tangoe greater flexibility to execute on its long-term strategic vision.”

At closing, Marlin intends to combine Tangoe with its existing portfolio company Asentinel, a provider of TEM software and services. The combination would create a market leader managing more than $38 billion of IT and telecom spend on behalf of over 1,300 customers worldwide. The new company would operate under the Tangoe brand with Jim Foy continuing to serve as CEO, with Tim Whitehorn, CEO of Asentinel, serving as the Chief Product Officer.

“We are excited about the opportunity to partner with Marlin and combine with Asentinel, and see tremendous benefit in combining Tangoe’s global scale and comprehensive offering with Asentinel’s heritage of technological innovation,” said Mr. Foy. “The breadth and depth of our combined product and service capabilities, delivered on a global scale, should enable us to provide a compelling value proposition to our customers,” added Mr. Whitehorn.

“We look forward to working closely with the Tangoe and Asentinel teams to develop world-class solutions and drive customer success,” said Peter Chung, a principal at Marlin. “This agreement further supports Marlin’s long-term commitment to the TEM market and the value we believe these solutions deliver to customers.”

Tangoe’s Board of Directors has approved and will recommend Marlin’s proposal to acquire all outstanding common shares of Tangoe not already owned by Marlin for $6.50 in cash per share, subject to various conditions. Under the terms of the merger agreement, an affiliate of Marlin is required to commence a tender offer to acquire all outstanding shares of Tangoe’s outstanding common stock at $6.50 per share in cash no later than May 12, 2017. The merger agreement also provides that, promptly after the closing of the tender offer, any shares not tendered in the tender offer will be acquired by Marlin in a second-step merger at the same cash price as paid in the tender offer. Closing of the tender offer and closing of the merger are subject to certain conditions, including the satisfaction of a minimum tender condition, completion of a 30-day go-shop period, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. If certain of these conditions are not satisfied, the parties have the right under specified circumstances to elect to terminate the tender offer and solicit proxies from Tangoe’s stockholders for a stockholder vote to approve the merger agreement. Tangoe may terminate the merger agreement to accept a superior proposal, but in such cases Marlin would be entitled to receive a termination fee. If the transaction fails to close as a result of a financing failure, Tangoe is entitled to receive a reverse termination fee.

The transaction is expected to close late in the second quarter of 2017. For further information regarding the terms and conditions contained in the definitive merger agreement, please see Tangoe’s Current Report on Form 8-K, which will be filed in connection with this transaction.

Schulte Roth & Zabel LLP is acting as legal counsel to Marlin. Stifel, Nicolaus & Company, Inc. is acting as financial advisor to Tangoe and Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal counsel to Tangoe.

Important Additional Information Will Be Filed with the SEC

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Tangoe.

At the time the tender offer is commenced, Marlin will file with the SEC and mail to Tangoe’s stockholders a Tender Offer Statement and Tangoe will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement in connection with the transaction. These will contain important information about Marlin, Tangoe, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Marlin and Tangoe through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Marlin or Tangoe by contacting: Okapi Partners LLC, Attn: Pat McHugh, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, or by telephone toll free at (877) 305-0857 or collect at (212) 297-0720; or Tangoe, Inc., Attn: Corporate Secretary, 35 Executive Boulevard, Orange, Connecticut 06477, or by telephone at (203) 859-9300.

Tangoe plans to file with the SEC and, under certain circumstances, mail to its stockholders a Proxy Statement in connection with the transaction. The Proxy Statement will contain important information about Marlin, Tangoe, the transaction and related matters. Investors and security holders are urged to read the Proxy Statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Marlin and Tangoe through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from Tangoe by contacting its Corporate Secretary.

Marlin and Tangoe, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. As of April 25, 2017, Tangoe’s directors and executive officers beneficially owned approximately 960,078 shares, or 2.4%, of Tangoe’s common stock. In addition, Tangoe’s directors and executive officers are also parties to agreements with Tangoe pursuant to which they will be entitled to receive payments upon the consummation of the merger, as provided in the merger agreement. As of April 25, 2017, Marlin beneficially owned 4,094,599 shares, or approximately 10.4%, of Tangoe’s common stock. A more complete description of the interests of Tangoe’s directors and executive officers and any other participants in the solicitation will be available in the Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Marlin, Asentinel and Tangoe, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Marlin, Asentinel or Tangoe managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Asentinel to successfully integrate Tangoe’s operations and employees and the ability to realize anticipated synergies and cost savings. Except as otherwise required by law, Marlin, Asentinel and Tangoe disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About Marlin Equity Partners

Marlin Equity Partners is a global investment firm with over $6.7 billion of capital under management. The firm is focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Marlin invests in businesses across multiple industries where its capital base, industry relationships and extensive network of operational resources significantly strengthen a company’s outlook and enhance value. Since its inception, Marlin, through its group of funds and related companies, has successfully completed over 100 acquisitions. The firm is headquartered in Los Angeles, California with an additional office in London. For more information, please visit www.marlinequity.com.

About Tangoe

Tangoe, Inc. is a leading global provider of IT and Telecom Expense Management (TEM) software and related services to a wide range of global enterprises and service providers. Tangoe helps companies transform the management of IT assets, services, expenses, and usage to create business value, increase efficiency, and deliver a positive impact to the bottom line. Additional information about Tangoe can be found at www.tangoe.com.

Tangoe is a registered trademark of Tangoe, Inc.

About Asentinel

Asentinel, a leading provider of Technology and Telecom Expense Management (TEM) and Mobility Managed Services (MMS), meets the needs of customers by providing lifecycle solutions delivered through a customer-focused, technology-driven SaaS platform. The company serves a growing client base of Global 2000, Fortune 1000 and multinational entities that rely on the power of TEM and MMS to reduce spend, automate processes, manage inventory and maximize business intelligence and actionable analytics. For more information, please visit www.asentinel.com.

For Marlin Inquiries:

Marlin Equity Partners

Peter Spasov, 310-364-0100

pspasov@marlinequity.com

For Tangoe Inquiries:

Investors:

ICR, Inc.
Seth Potter, 646-277-1230
investor.relations@tangoe.com

or

Media:

Tangoe, Inc.

Shannon Cortina, 732-637-2010

shannon.cortina@tangoe.com

For Asentinel Inquiries:

Asentinel LLC

Mark Ledbetter, 901-752-6202

mark.ledbetter@asentinel.com

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